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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13E-3
 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 2)

METALDYNE CORPORATION
(Name of Issuer)

METALDYNE CORPORATION
HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
CREDIT SUISSE INVESTMENT ADVISORY PARTNERS, LLC
MERCHANT CAPITAL, INC.
MASCO CORPORATION
RHJ INTERNATIONAL S.A.
ASAHI TEC CORPORATION
ARGON ACQUISITION CORP.
TIMOTHY LEULIETTE
JEFFREY STAFEIL
THOMAS AMATO
 (Name of Persons Filing Statement)

Common Stock, $1.00 par Value
(Title of Class of Securities)

574670 10 5
(CUSIP Number)

Jeffrey M. Stafeil
Metaldyne Corporation
47659 Halyard Drive
Plymouth, Michigan 48170
(734) 207-6200

with copies to:
Jonathan A. Schaffzin, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000
 (Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on Behalf of Persons Filing Statements)

        This statement is filed in connection with (check the appropriate box):

  a.
  ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  ☐ The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐  A tender offer.

  d.
  ☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$66,555,643	$7,122

        (1)   Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) 42,795,963 outstanding shares of the Issuer's common stock, $1.00 par value per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $1.56 (which is the average cash payment per share to holders of the shares set forth in (x)). The filing fee of $7,122 was calculated by multiplying the resulting transaction value of $66,555,643 by 0.000107 in accordance with the Commission's Fee Rate Advisory #5 for Fiscal Year 2006.

        ☒    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $10,172

        Form or Registration No.: PREM14C filed October 5, 2006

        Filing Party: Metaldyne Corporation

        Date Filed: October 5, 2006

        This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") jointly by Metaldyne Corporation ("Metaldyne"), Heartland Industrial Associates L.L.C. ("Heartland"), Credit Suisse Investment Advisory Partners, LLC on behalf of certain affiliated funds ("CS Private Equity Funds"), Merchant Capital, Inc. ("Merchant Capital"), Masco Corporation ("Masco"), Asahi Tec Corporation ("Asahi Tec"), RHJ International S.A. ("RHJI"), Argon Acquisition Corp. ("Acquisition Sub"), Timothy Leuliette, Jeffrey Stafeil and Thomas Amato (Metaldyne, Heartland, CS Private Equity Funds, Merchant Capital, Masco, RHJI, Asahi Tec, Acquisition Sub, Mr. Leuliette, Mr. Stafeil and Mr. Amato are referred to as the "Filing Persons").

        Concurrently with the filing of this Schedule 13E-3, Metaldyne is filing with the Commission Preliminary copies of an Information Statement/Proxy Statement on Schedules 14C and 14A, respectively, of the Securities Exchange Act of 1934, as amended (the "Statement"), describing a proposed merger (the "Merger") of Metaldyne and Acquisition Sub, which is a wholly-owned subsidiary of Asahi Tec.

        The information in the Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Statement.

        The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Statement of the information required to be included in response to the items of this Schedule 13E-3.

Item 1.    Summary Term Sheet.

        The information set forth in the Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Name and Address.    Metaldyne Corporation is the subject company. The address of its principal executive offices is 47659 Halyard Drive, Plymouth, Michigan 48170-2429, and its telephone number is (734) 207-6200.

        (b)   Securities.    As of December 11, 2006, 42,795,963 shares of Common Stock were issued and outstanding.

        (c)   Trading Market and Price.    There is no trading market for the Common Stock. The information set forth in the Statement under the caption "Certain Information Regarding Metaldyne, Its Security Holders and Management—Market for Registrant's Common Equity and Related Matters" is incorporated herein by reference.

        (d)   Dividends.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "The Merger—The Parties to the Merger."

        (e)   Prior Public Offerings.    None of the Filing Persons has made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

        (f)    Prior Stock Purchases.    None of the Filing Persons has purchased any Common Stock during the past two years. The information set forth in the Statement under the caption "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)-(b)     Metaldyne.    Metaldyne Corporation is the subject company. The address of its principal executive offices is 47659 Halyard Drive, Plymouth, Michigan 48170-2429 and its telephone number is (734) 207-6200. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—The Parties to the Merger"; and

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

        (a)-(b)     Heartland.    The address of Heartland's principal executive offices is 55 Railroad Avenue, Greenwich, Connecticut 06830 and its telephone number is (203) 861-2622. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners."

        (a)-(b)     CS Private Equity Funds and Merchant Capital.    The address of the principal executive offices of each of the CS Private Equity Funds and Merchant Capital is 11 Madison Avenue, New

York, New York, 10010 and their telephone number is (212) 325-2000. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners."

        (a)-(b)     Masco.    The address of Masco's principal executive offices is 21001 Van Born Road, Taylor, Michigan 48140 and its telephone number is (313) 792-4107. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners."

        (a)-(b)     RHJI.    The address of RHJI's principal executive offices is Avenue Louise 326, 1050 Brussels, Belgium and its telephone number is +32 (0)2 643 60 13. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger"; and

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger".

        (a)-(b)     Asahi Tec and Acquisition Sub.    The address of the principal executive offices of each of Asahi Tec and Acquisition Sub is 547-1 Horinouchi, Kikugawa City, Shizuoka 439-8651, Japan and their telephone number is +81 (537) 36-3111. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger"; and

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger".

        (a), (c)     Messrs. Leuliette, Stafeil and Amato.    The address of each of Messrs. Leuliette, Stafeil and Amato is c/o Metaldyne Corporation, 47659 Halyard Drive, Plymouth, Michigan 48170-2429, and their telephone number is (734) 207-6200. The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners."

        The information set forth in Annex L, Part I, Item 4A of the Statement under the caption "Executive Officers of the Registrant" is incorporated herein by reference.

        During the last five years, none of Heartland, CS Private Equity Funds, Merchant Capital, Masco, RHJI, Asahi Tec, Acquisition Sub, nor Messrs. Leuliette, Stafeil or Amato has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Messrs. Leuliette, Stafeil and Amato are each citizens of the United States.

Item 4.    Terms of Transaction.

        (a)(1)     Not applicable.

        (a)(2)     Material Terms.    The information set forth in the Statement under the following captions is incorporated herein by reference.

  •
  "Summary Term Sheet";

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger";

  •
  "The Merger—Special Factors—Material U.S. Federal Income Tax Consequences";

  •
  "The Merger—The Merger Agreement";

  •
  "The Merger—Approval of the Merger"; and

  •
  "The Merger—Other Agreements."

        (b)   Purchases.    Not applicable.

        (c)   Different Terms.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "The Merger—Other Agreements."

        (d)   Appraisal Rights.    The information set forth in the Statement under the caption "The Merger—Appraisal Rights" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Stockholders.    No provision has been made by the Filing Persons in connection with the transactions contemplated by the Merger Agreement to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)-(c)     The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger";

  •
  "The Merger—Special Factors—Financing"; and

  •
  "The Merger—Other Agreements."

        (d)   Conflicts of Interest.    Not applicable.

        (e)   The information set forth in the Statement under the following captions is incorporated herein by reference:

        "The Merger—The Parties to the Merger";

        "The Merger—The Merger Agreement";

        "The Merger—Approval of the Merger"; and

        "The Merger—Other Agreements."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)-(c)(1)-(8)     The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Purposes, Reasons and Plans for Metaldyne after the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "The Merger—Other Agreements."

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Purposes, Reasons and Plans for Metaldyne After the Merger"; and

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

        (b)   Alternatives.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger"; and

  •
  "The Merger—Special Factors—Effects on the Company if the Merger Is Not Completed."

        (c)   Reasons.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger"; and

  •
  "The Merger—Special Factors—Reasons for the Merger."

        (d)   Effects.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger";

  •
  "The Merger—Special Factors—Material U.S. Federal Income Tax Consequences"; and

  •
  "The Merger—Other Agreements."

Item 8.    Fairness of the Transaction.

        (a)-(b)     Fairness; Factors Considered in Determining Fairness.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Position of Our Board of Directors";

  •
  "The Merger—Special Factors—Opinion of Lazard Frères & Co. LLC";

  •
  "The Merger—Special Factors—Opinion of Deutsche Securities";

  •
  "The Merger—Special Factors—Position of Heartland";

  •
  "The Merger—Special Factors—Position of Credit Suisse Entities";

  •
  "The Merger—Special Factors—Position of Masco";

  •
  "The Merger—Special Factors—Position of RHJI, Asahi Tec and Acquisition Sub"; and

  •
  "The Merger—Special Factors—Position of Certain Executive Officers."

        (c)   Approval of Security Holders.    The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

        (d)   Unaffiliated Representative.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Reasons for the Merger";

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Position of Our Board of Directors";

  •
  "The Merger—Special Factors—Position of Heartland";

  •
  "The Merger—Special Factors—Position of Credit Suisse Entities";

  •
  "The Merger—Special Factors—Position of Masco";

  •
  "The Merger—Special Factors—Position of RHJI, Asahi Tec and Acquisition Sub"; and

  •
  "The Merger—Special Factors—Position of Certain Executive Officers."

        (e)   Approval of Directors.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Position of Our Board of Directors"; and

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

        (f)    Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)-(c)     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Position of Our Board of Directors";

  •
  "The Merger—Special Factors—Position of RHJI, Asah Tec and Acquisition Sub";

  •
  "The Merger—Special Factors—Opinion of Lazard Frères & Co. LLC";

  •
  "The Merger—Special Factors—Opinion of Deutsche Securities";

  •
  "Annex B—Opinion of Lazard Frères & Co. LLC"; and

  •
  "Annex C—Opinion of Deutsche Securities Inc."

Item 10.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Financing"; and

  •
  "The Merger—The Merger Agreement—Conditions to the Merger."

        (c)   Expenses.    The information set forth in the Statement under the caption "The Merger—Special Factors—Fees and Expenses" is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

        (a)   Security Ownership.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—The Parties to the Merger";

  •
  "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Security Ownership of Management and Certain Beneficial Owners."

        (b)   Securities Transactions.    No Filing Persons have engaged in any transaction in the subject securities during the past 60 days.

Item 12.    The Solicitation or Recommendation.

        (d)-(e)     Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Position of Our Board of Directors";

  •
  "The Merger—Special Factors—Position of Heartland";

  •
  "The Merger—Special Factors—Position of Credit Suisse Entities";

  •
  "The Merger—Special Factors—Position of Masco";

  •
  "The Merger—Special Factors—Position of RHJI, Asahi Tec and Acquisition Sub"; and

  •
  "The Merger—Special Factors—Position of Certain Executive Officers."

Item 13.    Financial Statements.

        (a)   Financial Information.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Selected Financial Data"; and

  •
  "Certain Information Regarding Metaldyne, Its Security Holders and Management—Financial Statements and Supplementary Data."

        (b)   Pro Forma Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)-(b)     Solicitation or Recommendations; Employees and Corporate Assets.    The information set forth in the Statement under the following captions is incorporated herein by reference:

  •
  "The Merger—Special Factors—Background of the Merger";

  •
  "The Merger—Special Factors—Opinion of Lazard Frères & Co. LLC"; and

  •
  "The Merger—Special Factors—Opinion of Deutsche Securities."

        None of the Filing Persons intend to employ or retain any individual or entity to solicit proxies.

Item 15.    Additional Information.

        (b)   The entire Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits.

        (a)(3)     Information Statement/Proxy Statement of Metaldyne Corporation on Schedules 14C and 14A, respectively, filed with the SEC on December 14, 2006 (incorporated herein by reference).

        (b)   Debt Commitment Letter, dated November 27, 2006, between J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Citigroup Global Markets, Inc., Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and Argon Acquisition Corp.*

        (c)(1)     Opinion of Lazard Frères & Co. LLC, dated November 26, 2006, delivered to Metaldyne's board of directors (incorporated herein by reference to Annex B to the Statement).

        (2)   Presentation of Lazard Frères & Co. LLC delivered to Metaldyne's board of directors on November 24, 2006.*

        (3)   Opinion of Deutsche Securities Inc., dated November 27, 2006 (incorporated herein by reference to Annex C to the Statement).

        (d)(1)     Amended and Restated Agreement and Plan of Merger, dated as of November 27, 2006, among Asahi Tec Corporation, Argon Acquisition Corp. and Metaldyne Corporation (incorporated herein by reference to Annex A to the Statement).

        (2)   Amended and Restated Shareholder's Agreement, dated as of November 27, 2006, among RHJI International SA, Asahi Tec Corporation, and the Principal Company Shareholders listed on Schedule I thereto.*

        (3)   Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation and the Principal Company Shareholders listed on Schedule I thereto.*

        (4)   Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation, Metaldyne Investment Fund I, LLC, HIP Side-By-Side Partners, L.P. and Metaldyne Investment Fund II, LLC.*

        (5)   Amended and Restated Preferred Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation and Masco Corporation.*

        (6)   Amended and Restated Preferred Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation and DaimlerChrysler Corporation.*

        (f)    The information set forth in the Statement under the caption "The Merger—Appraisal Rights" is incorporated herein by reference.

        (g)   Not applicable.

        (h)   Not applicable.

        *      Previously filed on November 29, 2006.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METALDYNE CORPORATION
By:	/s/ Jeffrey M. Stafeil
	Name:	Jeffrey M. Stafeil
	Title:	Executive Vice President and Chief Financial Officer (Chief Accounting Officer and Authorized Signatory)
	Date:	December 14, 2006
HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
By:	/s/ Daniel P. Tredwell
	Name:	Daniel P. Tredwell
	Title:	Member
	Date:	December 14, 2006
CREDIT SUISSE INVESTMENT ADVISORY PARTNERS, LLC
By:	/s/ Kenneth Lohsen
	Name:	Kenneth Lohsen
	Title:	Vice President
	Date:	December 14, 2006
MERCHANT CAPITAL, INC.
By:	/s/ Kenneth Lohsen
	Name:	Kenneth Lohsen
	Title:	Vice President
	Date:	December 14, 2006
MASCO CORPORATION
By:
/s/ EUGENE A. GARGARO, JR.
	Name:	Eugene A. Gargaro, Jr.
	Title:	Vice President and Secretary
	Date:	December 14, 2006

RHJ INTERNATIONAL S.A.
By:
/s/ ROBERT E. EWERS, JR.
	Name:	Robert E. Ewers, Jr.
	Title:	General Counsel
	Date:	December 14, 2006
ASAHI TEC CORPORATION
By:
/s/ AKIRA NAKAMURA
	Name:	Akira Nakamura
	Title:	President
	Date:	December 14, 2006
ARGON ACQUISITION CORP.
By:
/s/ AKIRA NAKAMURA
	Name:	Akira Nakamura
	Title:	President
	Date:	December 14, 2006
TIMOTHY D. LEULIETTE
By:	/s/ Timothy D. Leuliette
	Date:	December 14, 2006
JEFFREY M. STAFEIL
By:	/s/ Jeffrey M. Stafeil
	Date:	December 14, 2006
THOMAS A. AMATO
By:	/s/ Thomas A. Amato
	Date:	December 14, 2006

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CALCULATION OF FILING FEE
SIGNATURES